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MEDICURE ANNOUNCES MC-1 SYMPOSIUM AT AMERICAN ASSOCIATION FOR THORACIC SURGERY MEETING

WINNIPEG, Manitoba – (May 3, 2007) Medicure Inc. (TSX:MPH Amex:MCU), a cardiovascular focused biopharmaceutical company, today announced it is providing an educational grant to support an accredited satellite symposium during The American Association for Thoracic Surgery’s 87th Annual Meeting in Washington, D.C. The symposium will highlight Medicure’s lead clinical product MC-1’s potential role in the treatment of coronary artery bypass graft (CABG) surgery patients.

The symposium, titled “Novel Cardioprotective Treatment for Coronary Artery Bypass Graft”, is scheduled for Monday, May 7, 2007, at 6 p.m. Eastern at the Renaissance Washington Hotel in the Renaissance Ballroom West. The symposium has been assessed by the Accreditation Council for Continuing Medical Education and awarded accreditation as a provider of continuing medical education for physicians.

Symposium panel members will include Dr. Michel Carrier, Director of Cardiovascular Surgery Program at the Montreal Heart Institute and a Principal Investigator for the MEND-CABG II trial. Also on the panel are MEND-CABG II steering committee members Dr. John H. Alexander, Associate Professor of Medicine in the Division of Cardiovascular Medicine at Duke Clinical Research Institute, and Dr. Robert W. Emery, Jr., Chief of Cardiac Surgery at St. Joseph’s Hospital, in St. Paul, Minnesota.

“This symposium is the ideal setting to update the thoracic surgery community on the clinical development of MC-1,” stated Dr. Alexander. “If the ongoing Phase 3 MEND-CABG II study delivers similar data to the previous Phase 2 study, MC-1 could represent a major and easy-to-implement advance in the treatment of patients undergoing CABG and perhaps other major cardiac surgery. I look forward to sharing my enthusiasm for the MC-1 clinical development program with the thoracic surgery community.”

The American Association for Thoracic Surgery (AATS) was founded in 1917. Its annual meeting brings together almost 3,000 of the most prominent specialists from around the world to address cutting-edge modalities of therapy for cardiothoracic diseases.

About MC-1
MC-1 is a novel cardioprotective compound that is being evaluated in the prevention of cardiac damage. Medicure has completed two Phase 2 studies with

MC-1 demonstrating its cardioprotective effects. MC-1 has received a Fast Track Designation from the FDA as a treatment to reduce cardiovascular events associated with ischemic and/or ischemic reperfusion injury in patients experiencing percutaneous coronary interventions, coronary artery bypass graft surgery and acute coronary syndrome (ACS). Medicure intends to develop MC-1 for the CABG surgery and ACS markets, which have a combined annual incidence of approximately two million in the United States.

About MEND-CABG II
The Phase 3 MEND-CABG II is a double-blind, randomized, placebo-controlled clinical trial that will enroll up to 3,000 patients undergoing CABG surgery at approximately 120 cardiac surgical centers throughout North America and Europe. Study patients will be randomized to receive placebo or MC-1 250 mg prior to surgery and for 30 days post operatively (POD 30). The primary efficacy endpoint of MEND-CABG II is the reduction in the composite of cardiovascular death and non-fatal myocardial infarction up to POD 30. Study patients will be followed for 60 days after treatment (90 days post operatively) for additional safety and efficacy analysis. Study enrollment was initiated in November 2006.

The study protocol and entry criteria for MEND-CABG II closely follow that of the Phase 2 MEND-CABG study. MEND-CABG was a Phase 2 study involving 901 patients that evaluated MC-1 versus placebo in patients undergoing CABG surgery. The 250 mg dose of MC-1 had a 37.2% reduction in the composite of cardiovascular death, non-fatal myocardial infarction (peak CK-MB ≥100ng/ml), and non-fatal stroke versus placebo (p=0.028) . The reduction in the composite endpoint was driven by a significant 46.9% decrease in the incidence of non-fatal myocardial infarction (peak CK-MB ≥100ng/ml) with the 250 mg dose of MC-1 versus placebo (p=0.008) . The clinical results reported at POD 30 were maintained throughout the 90 day follow up period (POD 90). Safety analysis included in the MEND-CABG study demonstrated MC-1 was safe and well tolerated. The incidence of adverse events in the study was comparable across both treatment and control groups.

In addition to the MEND-CABG study, the 60 patient MEND-1 study demonstrated that MC-1 had a statistically significant reduction in the cardiac enzyme CK-MB in patients undergoing percutaneous coronary intervention (PCI).

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Lead compound MC-1 in pivotal Phase 3 study for FDA approval
  Four positive Phase 2 trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)

  Combination of MC-1 and lisinopril (MC-4232) completed Phase 2
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Adam Peeler
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com